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                                                                  EXHIBIT (c)(3)

June 16, 1997

Board of Directors
Imo Industries Inc.
1009 Lenox Drive
Lawrenceville, New Jersey 08648

Attention:  Donald K. Farrar
            Chairman of the Board

Dear Mr. Farrar:

     This letter expresses the intention of United Dominion Industries Limited or its designee (the "Purchaser") and Imo Industries Inc. (the "Company") with respect to proceeding with negotiations towards the potential acquisition of the company (the "Proposed Transaction") by the Purchaser:

     1. Purchaser and the Company agree that Purchaser will be provided access to the Company's financial, legal, tax, human resources, environmental, health and safety, and other records, its personnel, its operations and its facilities for the conduct of a due diligence review from the date hereof through and until June 30, 1997 (the "Due Diligence Period").

     2. During the Due Diligence Period, the Purchaser and the Company agree to work diligently in good faith towards the preparation and execution of a definitive Agreement and Plan of Merger (the "Merger Agreement") covering, among other things, the terms of the Proposed Transaction and containing representations and warranties, covenants, indemnities, provision for a break-up fee, a fiduciary out and conditions typical of a transaction of this type. The execution and delivery of the Merger Agreement by the Purchaser shall be subject to the Purchaser's satisfactory completion of its due diligence review.


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Imo Industries Inc.
June 16, 1997
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     3.     In order to cause Purchaser to be willing to spend the time and incur the expense necessary to conduct due diligence and negotiate a Merger Agreement, the Company agrees that it will not, and no director, officer, stockholder, employee, agent or other representative of the company shall be authorized by the Company to, negotiate or solicit proposals for the sale or other disposition of the Company or its assets (whether by means of a negotiated sale of securities or assets, tender or exchange offer, merger or other business combination, recapitalization, restructuring or other transaction (any such transaction being referred to herein as a "Sale")) with or from any other party during the Due Diligence Period; provided, however that this obligation shall terminate at 5:00 p.m., New York time on June 25, 1997, if the Purchaser has not notified the Company by that time that its board of directors has determined to proceed with the transaction. In addition, the Company agrees that it will immediately cease and cause to be terminated during such period any existing activities, discussions or negotiations with any person other than the Purchaser or its affiliates in respect of a Sale. In the event the company receives an unsolicited offer (an "Other Offer") during the Due Diligence
Period and is advised in writing by its legal counsel that its board of directors has a fiduciary obligation to consider and respond to such Other
Offer prior to the expiration of the Due Diligence Period, it may do so provided it advises Purchaser of the receipt of such Other Offer and allows Purchaser to submit a competing offer for consideration by the Company's board at the same meeting at which such Other Offer is to be considered. In consideration of the Company's agreement hereto, Purchaser agrees to diligently pursue its review during the Due Diligence Period and agrees further to notify the Company within twenty-four (24) hours of any determination to not proceed with a transaction as contemplated by the parties, whereupon the provisions of this paragraph will terminate.

     4. The parties hereto agree, until entry into the Merger Agreement, to keep confidential, and to cause their respective affiliates and representatives to keep confidential, all discussions, communications and evaluation materials relating to the

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Imo Industries Inc.
June 16, 1997
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Proposed Transaction, including (i) the existence of this letter, (ii) the fact that negotiations are taking place concerning the Proposed Transaction and
(iii) the terms, conditions and other facts with respect to the Proposed Transaction, except and only to the extent that, in the opinion of counsel, disclosure is advisable in connection with or pursuant to any governmental or court proceeding, law or regulation. The Purchaser further agrees that the terms of this paragraph 4 are in addition to the Purchaser's obligations under that certain Confidentiality Agreement, dated as of April 25, 1997, between the Purchaser and the Company.

     5. It is the intention of the Company to call and hold a meeting of its board of directors to consider a transaction with Purchaser prior to the end of the Due Diligence Period. In the event it is not able to do so, the provisions of paragraph 3 above shall be automatically extended until such time as such a meeting is held unless the Purchaser has advised the Company that it no longer is pursuing a transaction with the Company.

     If the foregoing correctly sets forth our agreement with respect to the matters set forth herein, please so indicate by executing in the appropriate space provided below.


                                       UNITED DOMINION INDUSTRIES LIMITED


                                       By:   /s/ William R. Holland
                                             ---------------------------------

                                       Its:  Chairman & CEO
                                             ---------------------------------

The foregoing is hereby agreed to and accepted as of the date first written above:


IMO INDUSTRIES INC.


By:   /s/ Donald K. Farrar
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Its:  Chairman, Chief Executive Officer and President
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